SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D
                                Amendment No. 1

                   Under the Securities Exchange Act of 1934

                              Haven Bancorp, Inc.
                                Name of Issuer

                         Common Stock, $.01 par value
                         Title of Class of Securities


                                 CUSIP Number
                                   419352109

                                Daniel M. Healy
                           Executive Vice President
                                      and
                            Chief Financial Officer
                        North Fork Bancorporation, Inc.
                             275 Broad Hollow Road
                           Melville, New York  11747
                                 516) 844-1004

            Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications
                                    Copy to

                          William S. Rubenstein, Esq
                     Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue
                           New York, New York  10022
                                 (212) 735-2642

                                June 26, 1996
          (Date of Event which Requires Filing of this Statement)

                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                    Check the following box if a fee is being paid with this statement: [ ]


          CUSIP No. 419352109

          1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICA-TION NO. OF ABOVE PERSON:

          North Fork Bancorporation, Inc.
          I.R.S. Identification No. 36-3154608
          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

          (a)[   ]
          (b)[   ]
          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS:

                    OO

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

            [   ]

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          State of Delaware
          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
          PERSON WITH

          7.   SOLE VOTING POWER

          214,000

          8.   SHARED VOTING POWER

           None

          9.   SOLE DISPOSITIVE POWER

          214,000

          10.  SHARED DISPOSITIVE POWER

          None
          11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
                BY EACH REPORTING PERSON

          214,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EX-
               CLUDES CERTAIN SHARES:

          [  ]
          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.0%

          14.  TYPE OF REPORTING PERSON

          CO



                    This Amendment No. 1 amends and supplements the
          Schedule 13D dated May 30, 1996 (the "Schedule 13D"), filed on behalf on North Fork Bancorporation, Inc., a Delaware corporation ("North Fork"). Capitalized terms used herein without definition have the meanings ascribed to them in the Schedule 13D.

                    Item 4 of the Schedule 13D is hereby amended to include the following:

          Item 4.   Purpose of Transaction.

                    On June 5, 1996, North Fork filed a notice with the Federal Reserve, under Section 4(c)(8) of the Bank Holding Company Act of 1956, and the relevant portions of Regulation Y promulgated thereunder, of its intention to acquire up to 9.9% of the outstanding voting shares of the Company, and to thereby indirectly acquire an inter-est in the Company's wholly owned subsidiary savings bank, Columbia Federal Savings Bank and its wholly owned subsidiaries. In connection with the filing of the notice, North Fork agreed to enter into certain commit-ments with regard to its interest in the Company. Such commitments include, among other things, North Fork's agreement that it will not, without the Federal Reserve's prior approval, exercise a controlling influence over the management or policies of the Company or propose direc-tors in opposition to the Company's nominees.

                    On June 26, 1996, John A. Kanas, North Fork's President, Chairman and Chief Executive Officer, deliv-ered a letter to Philip S. Messina, the Company's Chief Executive Officer and President, communicating North Fork's continued interest in meeting with Mr. Messina and members of the Company's Board of Directors to discuss a possible business combination between the two entities. The letter is attached hereto as Exhibit 1 and is incor-porated herein by reference in its entirety.

          Item 7.   Exhibits.

          Exhibit 1 --   Letter, dated June 26, 1996, from Mr.
                         John A. Kanas, President, Chairman and
                         Chief Executive Officer of North Fork
                         Bancorporation, Inc. to Mr. Philip S.
                         Messina, Chief Executive Officer and Pres-ident of Haven Bancorp, Inc.



          SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated: June 27, 1996

                                   NORTH FORK BANCORPORATION, INC.

                                   By:  /s/ Daniel M. Healy
                                        Name:  Daniel M. Healy
                                        Title: Chief Financial
                                             Officer and Executive
                                             Vice President